UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Harbor Custom Development, Inc.
(Name of Issuer)
Series A Cumulative Convertible Preferred Stock and
Common Stock Underlying Such Securities
(Title of Class of Securities)
41150T207
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
 Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G/A

CUSIP No.
41150T207

1
Names of Reporting Persons

Cutler Capital Management, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[X]
3
Sec Use Only


4
Citizenship or Place of Organization

Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


833,400 shares of common stock, underlying 150,000 shares of Series A Cumulative Convertible Preferred Stock

6
  Shared Voting Power


0

7
Sole Dispositive Power


0

8
  Shared Dispositive Power


3,258,316 shares of common stock, underlying 586,450 Series A Cumulative
 Convertible Preferred Stock
9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,258,316 shares of common stock, underlying 586,450 Series A Cumulative Convertible Preferred Stock
10
Check box if the aggregate amount in row (9) excludes certain shares (See
 Instructions)

[ ]
11
Percent of class represented by amount in row (9)

18.5%
12
Type of Reporting Person (See Instructions)

IA


SCHEDULE 13G/A

CUSIP No.
41150T207

1
Names of Reporting Persons

Cutler Investment Fund, LP
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[X]
3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


833,400 shares of common stock, underlying 150,000 shares of Series A Cumulative Convertible Preferred Stock
9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,258,316 shares of common stock, underlying 586,450 Series A Cumulative Convertible Preferred Stock
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

18.5%
12
Type of Reporting Person (See Instructions)

OO

SCHEDULE 13G/A

CUSIP No.
41150T207

1
Names of Reporting Persons

Melvin S. Cutler
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[X]
3
Sec Use Only


4
Citizenship or Place of Organization

Florida
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


1,121,201 shares of common stock, underlying 201,800 Series A
Cumulative Convertible Preferred Stock

6
  Shared Voting Power


  833,400 shares of common stock, underlying 150,000 shares of Series A Cumulative Convertible Preferred Stock

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


3,258,316 shares of common stock, underlying 586,450 Series A Cumulative Convertible Preferred Stock
9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,258,316 shares of common stock, underlying 586,450 Series A Cumulative Convertible Preferred Stock
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

18.5%
12
Type of Reporting Person (See Instructions)

OO


SCHEDULE 13G/A

CUSIP No.
41150T207

1
Names of Reporting Persons

Geoffrey Dancey
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[X]
3
Sec Use Only


4
Citizenship or Place of Organization

Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


11,668 shares of common stock, underlying 2,100 Series A Cumulative Convertible Preferred Stock

6
  Shared Voting Power


  833,400 shares of common stock, underlying 150,000 shares of Series A Cumulative Convertible Preferred Stock

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


3,258,316 shares of common stock, underlying 586,450 Series A Cumulative Convertible Preferred Stock
9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,258,316 shares of common stock, underlying 586,450 Series A Cumulative Convertible Preferred Stock
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

18.5%
12
Type of Reporting Person (See Instructions)

OO


Item 1.

(a) Name of Issuer: Harbor Custom Development, Inc.

(b)	Address of Issuers Principal Executive Offices:
      11505 Burnham Dr., Suite 301
      Gig Harbor, Washington 98332

Item 2.

(a) Name of Person Filing:
Cutler Capital Management, LLC
Cutler Investment Fund, LP
Melvin S. Cutler
Geoffrey Dancey

(b) Address of Principal Business Office or, if None, Residence:
The Day Building
306 Main Street
Worcester, Massachusetts 01608-1518

(c) Citizenship: Massachusetts

(d) Title and Class of Securities: Common Stock Series A Cumulative Convertible Preferred Stock and Common Stock Underlying Such
 Securities

(e) CUSIP No.: 41150T207

Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
 Company Act of 1940;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule
 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4.	 Ownership

(a)	Amount Beneficially Owned:
 	(b)	Percent of Class:
	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

The information required by this item with respect to each reporting person is set forth in rows 5 through 9 and 11 of the cover pages to this Schedule 13G/A.

The percent of class represented by the amount beneficially owned by each reporting person is based on 13,206,165 shares of common stock outstanding as of March 21, 2022, indicated on the cover page of the issuers Form 10-K filed with the Securities and Exchange Commission on March 24, 2022.

Melvin S. Cutler and Geoffrey Dancey are principals of Cutler Capital Management, LLC (CCM), a registered investment advisor. CCM is the general partner of Cutler Investment Fund, LP.

Due to these relationships, each of the reporting persons may be deemed to be:
 (i) the beneficial owner of the shares directly held by the other reporting persons; and (ii) each of the reporting persons may be deemed a member of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder with one or more of the other reporting persons hereunder. Although the reporting persons are reporting their ownership of such securities as if they were members of a group,the filing of this Schedule 13G/A shall not be construed as an admission by any reporting person that such reporting person is the beneficial owner of any securities other than those directly held by such reporting person.


Item 5.	 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [    ].

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

The information required by this item with respect to each reporting person is set forth in Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached as Exhibit A to this Schedule 13G/A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cutler Capital Management, LLC

By:	/s/ Geoffrey Dancey				February 13, 2023
      Geoffrey Dancey					Date
      Manager

Cutler Investment Fund, LP

By:	/s/ Geoffrey Dancey				February 13, 2023
	Geoffrey Dancey					Date
	Authorized Signer

Melvin S. Cutler

By:	/s/ Melvin S. Cutler				February 13, 2023
      Melvin S. Cutler				Date

Geoffrey Dancey

By:	/s/ Geoffrey Dancey				February 13, 2023
      Geoffrey Dancey					Date

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this Agreement) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the under signed of shares common stock of Harbor Custom Development, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Cutler Capital Management, LLC

By:	/s/ Geoffrey Dancey				February 13, 2023
      Geoffrey Dancey					Date
      Manager

Cutler Investment Fund, LP

By:	/s/ Geoffrey Dancey				February 13, 2023
	Geoffrey Dancey					Date
	Authorized Signer

Melvin S. Cutler

By:	/s/ Melvin S. Cutler				February 13, 2023
      Melvin S. Cutler				Date

Geoffrey Dancey

By:	/s/ Geoffrey Dancey				February 13, 2023
      Geoffrey Dancey					Date


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